Correspondence

Firstline Environmental Solutions, Inc.
#203 - 20189 56th Avenue
Langley, British Columbia V3A 3Y6
604 468 2955

December 20, 2005

U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549-0405

Re:	Firstline Environmental Solutions, Inc. Amendment No. 2 to Registration Statement on Form 10-SB Filed December 9, 2005 File No. 000-51523

      Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff’s comments of December 16, 2005. Three paper copies of the changed pages of the amended filing marked to show changes have been sent via Federal Express. The comments have been reproduced for your convenience and are followed by our responses.

Financial Statements, pages F-1

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please refer to previous comment 4. We note your response to our comment and the amendment to your filing. However, we see that you have added additional superfluous language to the opinion in the form of paragraph five. Please have your auditors tells us the purpose for this additional language and why it is required or revise the opinion to remove the additional language as it may confuse your investors as to the period which was audited.

RESPONSE: Paragraph five of the audit opinion has been deleted.

Note M – Restatement of Financial Statements, page F-15

2.     Please refer to previous comment 6. We note your response to our comment and the amendment to your filing. Please revise this note for the following:

o	In accordance with paragraph 37 of APB 20, present the per share impact of each error for all periods affected by its correction.

o	Correct the reference to the August 31, 2005 financial statements to identify the period as the three months ended, not the year ended.

RESPONSE: Note M has been so revised.

      The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Firstline Environmental Solutions Inc. By: /S/ TOM HATTON Tom Hatton, President